UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Merger Agreement

On October 14, 2025, Innovation Beverage Group Ltd. (Nasdaq: IBG) (“IBG” or the “Company”) entered into a definitive merger agreement (the “Merger Agreement”) with BlockFuel Energy, Inc. (“BlockFuel” or “BFE”), a Texas corporation engaged in oil and gas exploration and state-of-the-art power generation to support Bitcoin mining and high-performance data centers across North America.

Under the terms of the agreement, IBG will merge with BlockFuel through a reverse triangular merger, with a newly formed subsidiary of IBG (the “Merger Sub”) merging with and into BlockFuel, and BlockFuel continuing as the surviving entity and becoming a wholly owned subsidiary of IBG. Upon completion of the transaction, the combined company is expected to trade on The Nasdaq Capital Market under the ticker symbol “FUEL”.

Following the closing, the owners of BlockFuel are expected to own approximately 90% of the total issued and outstanding ordinary shares of IBG on a post-transaction basis, subject to certain equitable adjustments for interim financings. The transaction was supported by an independent fairness analysis from Marshall & Stevens Transaction Advisory Services, which concluded that the combined company resulting from the merger is expected to have an equity valuation range between $220 million and $343 million.

Upon closing of the transaction, Mr. Daniel Lanskey, currently President and Chief Executive Officer of BlockFuel and a Director of IBG, will become Chairman and Chief Executive Officer of the combined company, and Mr. Sahil Beri, currently a director and Chief Executive Officer of IBG, will resign from those positions and will serve as President of IBG’s newly formed Australian beverage subsidiary. The merger is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including but not limited to: (1) the completion of interim financings by IBG of at least $10 million, the absence of any court order or regulatory injunction prohibiting completion of the merger; (2) the authorization for listing of shares of IBG’s common stock to be issued in the merger on a mutually agreed stock exchange; (3) subject to specified materiality standards, the accuracy of the representations and warranties of each party; (4) compliance by each party in all material respects with its covenants; and (5) the absence of a material adverse effect on each party.

The Merger Agreement includes certain customary representations, warranties and covenants of IBG and Merger Sub, on one hand, and BlockFuel, on the other, including certain customary restrictions with respect to the operation of IBG’s and BlockFuel’s respective businesses between the date of the Merger Agreement and the consummation of the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the dates specified therein. The assertions embodied in those representations, warranties and covenants were made, or will be made, for purposes of the contracts among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreements. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the related schedules thereto which are not filed publicly and which may be subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under these agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective affiliates.

Press Release

A copy of the Company’s press release announcing the transaction, dated October 15, 2025, is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Forward Looking Statement

This report contains “forward-looking statements” and “forward-looking information.” These statements include, but are not limited to, statements about the final terms of the potential merger transaction, the structure of such transaction, benefits of the contemplated transaction between IBG and BlockFuel, expected closing conditions and the parties’ ability to complete the transaction, should definitive documentation be reached as well as other statements that are not historical facts. This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. Such factors include, among others, (1) delays in finalizing definitive documentation for the contemplated transaction, (2) the risk that definitive documentation will reflect different terms than the non-binding terms described herein, (3) the risk of delays in consummating the contemplated transaction, including as a result of required regulatory and stockholder approvals, which may not be obtained on the expected timeline, or at all, (4) the risk of any event, change or other circumstance that could cause the parties to terminate the transaction prior to closing, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of IBG or BlockFuel and the ability of IBG and BlockFuel to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against IBG or BlockFuel related to the transaction or Merger Agreement, should definitive documentation be executed, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the contemplated transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting IBG’s or BlockFuel’s businesses; (11) the evolving legal, regulatory and tax regimes under which IBG or BlockFuel operate; (12) any restrictions during the pendency of the contemplated transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities. We caution any person reviewing this report not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1*	Agreement and Plan of Merger, dated as of October 14, 2025, by and among BlockFuel Energy, Inc., Innovation Beverage Group Limited and InnoBev Merger Corp.
99.2	Press Release of Innovation Beverage Group Ltd., dated October 15, 2025.

* Schedule 2 to the Agreement and Plan of Merger has been omitted pursuant to Item 601(a)(5) (and/or Item 601(b)(2)) of Regulation S-K. The registrant agrees to furnish a copy of the omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: October 20, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer